Exhibit 3(c)

CERTIFICATE OF CORRECTION

TO

ARTICLES SUPPLEMENTARY

OF

CONSTELLATION ENERGY GROUP, INC.

CONSTELLATION ENERGY GROUP, INC., a Maryland corporation (the “Company”), hereby certifies to the State Department of Assessments and Taxation of the State of Maryland (the “Department”) that:

FIRST:  This Certificate of Correction corrects the Articles Supplementary of the Company that were filed for record with the Department on September 22, 2008 (the “Articles Supplementary”), setting forth the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms of conditions of redemption of the Company’s Series A Convertible Preferred Stock.

SECOND:  The name of the party to the Articles Supplementary is Constellation Energy Group, Inc.

THIRD:  The Articles Supplementary being corrected by this Certificate of Correction were filed for record with the Department on September 22, 2008.

FOURTH:  As previously filed, Section 7(a)(i) of Article SECOND of the Articles Supplementary, which is the provision of the Articles Supplementary being corrected by this Certificate of Correction, reads as follows:

“(i) Upon the occurrence of the Conversion Event and subject to the receipt of all required regulatory approvals, each share of Preferred Stock shall be automatically converted into (A) 3,550.6757 shares of Common Stock (such number of shares, the “Conversion Share Amount”), as adjusted pursuant to Section 8, and (B) Senior Notes with an original aggregate principal amount equal to the Stated Value.”

FIFTH:  Section 7(a)(i) of Article SECOND of the Articles Supplementary is hereby corrected by deleting Section 7(a)(i) of Article SECOND of the Articles Supplementary as previously filed and replacing it in its entirety with the following:

“(i) Upon the occurrence of the Conversion Event and subject to the receipt of all required regulatory approvals, each share of Preferred Stock shall be automatically converted into (A) 3,567.9215 shares of Common Stock (such number of shares, the “Conversion Share Amount”), as adjusted pursuant to Section 8, and (B) Senior Notes with an original aggregate principal amount equal to the Stated Value.”

SIXTH:  This Certificate of Correction does not:

(i)            alter the wording of any resolution which was adopted by the board of directors or the stockholders of any party to the Articles Supplementary; or

(ii)           make any change or amendment which would not have complied in all respects with the requirements of the Maryland General Corporation Law at the time the Articles Supplementary were filed; or

(iii)          change the effective date of the Articles Supplementary; or

(iv)          affect any right or liability accrued prior to the filing hereof, except that any right or liability accrued or incurred by reason of the error being corrected shall be extinguished by the filing of this Certificate of Correction if the person having the right has not detrimentally relied on the Articles Supplementary before the correction.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be signed in its name and on its behalf on this 25th day of November, 2008, by its Senior Vice President and General Counsel who acknowledges that this Certificate of Correction is the act of the Company and that, to the best of his knowledge, information and belief and under penalties for perjury, all matters and facts contained in this Certificate of Correction are true in all material respects.

CONSTELLATION ENERGY GROUP, INC.

By:	/s/ Charles A. Berardesco
Charles A. Berardesco
Senior Vice President and General Counsel

ATTEST:

By:	/s/ Sean J. Klein
Sean J. Klein
Assistant Secretary